OMB Number	3038-0072	
NFA ID	0443823	CREDIT SUISSE INTERNATIONAL
Submitted By	CASALEF	FRANCINE CASALE

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

OMB Number	3038-0072	
NFA ID	0443823	CREDIT SUISSE INTERNATIONAL
Submitted By	CASALEF	FRANCINE CASALE

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

ENTITY: any <u>person</u> other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

OMB Number	3038-0072	
NFA ID	0443823	CREDIT SUISSE INTERNATIONAL
Submitted By	CASALEF	FRANCINE CASALE

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Form 8-W   0.1 hours.



OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.



OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	MARK.HART@CREDIT-SUISSE.COM
Website / URL	WWW.CREDIT-SUISSE.COM
Federal EIN	2500199
CRD ID	Not provided.
Form of Organization	OTHER
Location	UNITED KINGDOM
Other Names	CREDIT SUISSE FINANCIAL PRODUCTS DBA NOT IN USE CREDIT SUISSE FIRST BOSTON INTERNATIONAL DBA NOT IN USE

National Futures Association

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Holding Company Information

Name: CREDIT SUISSE AG
10% or more interest? YES

Name: CREDIT SUISSE GROUP AG
10% or more interest? YES



National Futures Association

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

FSA

U.S. Regulator(s)

THE SECURITIES AND EXCHANGE COMMISSION



OMB Number 3038-0072

NFA ID 0443823 CREDIT SUISSE INTERNATIONAL

Submitted By CASALEF   FRANCINE CASALE

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any <u>felony</u> in any domestic, foreign or military court?   **YES**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily <u>enjoined</u> after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been <u>found</u> after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any <u>investment-related statute</u> or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or <u>self-regulatory organization</u> (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the <u>financial services industry</u>?   **YES**

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by, or on behalf of, a bankruptcy trustee?   **NO**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

Contact Information

Registration Contact

FRANCINE CASALE
ASSISTANT VICE PRESIDENT
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-9635
Fax: 212-322-0272
E-mail: FRANCINE.CASALE@CREDIT-SUISSE.COM

Membership Contact

FRANCINE CASALE
ASSISTANT VICE PRESIDENT
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-9635
Fax: 212-322-0272
E-mail: FRANCINE.CASALE@CREDIT-SUISSE.COM

Accounting Contact

CHRISTOPHER CARPMAEL
MANAGING DIRECTOR
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 3713
Fax: 44 207888 0908
E-mail: CHRIS.CARPMAEL@CREDIT-SUISSE.COM

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By   CASALEF   FRANCINE CASALE

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

FRANCINE CASALE
ASSISTANT VICE PRESIDENT
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-9635
Fax: 212-322-0272
E-mail: FRANCINE.CASALE@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By CASALEF   FRANCINE CASALE

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Confidential Matter Information

Criminal Disclosures

Matter Name   DISTRICT COURT OF TOKYO - MARCH 2001

Matter Details   CRIMINIAL CASE # 1: -

NAME OF ENTITY: CSFP, TOKYO BRANCH

REGULATOR: DISTRICT COURT OF TOKYO

JURISDICTION: JAPAN

DATE: MARCH 2001

SUMMARY:

IN MARCH OF 2001, THE TOKYO DISTRICT COURT FOUND
CREDIT SUISSE FINANCIAL PRODUCTS (CSFP) NOW CREDIT
SUISSE INTERNATIONAL (CSI) GUILTY OF VIOLATING
SECURITIES REGULATIONS, AND FOR OBSTRUCTING A
GOVERNMENT INVESTIGATION.

THE COURT FOUND THAT THE BANK HAD TRIED TO HIDE
DOCUMENTS FROM THE FSA WHEN THEY TRIED TO EXAMINE
THE PREMISES. CSFP STATED THAT JUNIOR STAFF PANICKED
AND DID NOT HAND OVER DOCUMENTATION REQUESTED BY
THE REGULATOR AS REQUESTED.

CREDIT SUISSE GROUP (PARENT) STATED THAT IT REGRETS
THE ACTIONS OF CERTAIN FORMER EMPLOYEES OF THE
TOKYO BRANCH OF CSFP, BUT HAS MAINTAINED THAT IT
DOES NOT BELIEVE THE CORPORATION SHOULD HAVE BEEN
FOUND GUILTY SOLELY FOR THE ACTIONS COMMITTED BY A
FEW FORMER BRANCH EMPLOYEES.

THE TOKYO DISTRICT COURT IMPOSED A FINE OF 40 MILLION
YEN, ($333,500).

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

Regulatory Disclosures

Matter Name   CNMV NOVEMBER 1997 - IBEX - SPAIN (R1)
Matter Details   REGULATORY CASE # 1:

NAME OF ENTITY: CSFP, UK BRANCH

REGULATOR: COMISION NACIONAL DEL MARCADO DE
VALORES (CNMV)

JURISDICTION: SPAIN

DATE: NOVEMBER, 1997

SUMMARY:

THE SPANISH STOCK MARKET , COMISION NACIONAL DEL
MARCADO DE VALORES (CNMV) FINED CREDIT SUISSE
FINANCIAL PRODUCTS 285 MILLION PESETAS (1.9 MILLION)
STATING THAT THE FIRM MANIPULATED SHARE PRICES THAT
AFFECTED IBEX STOCK INDEX IN SPAIN.

Matter Name   FSA AUGUST 1999 - CSFP TOKYO (R2)
Matter Details   REGULATORY CASE 2:

NAME OF ENTITY: CSFP, TOKYO BRANCH

REGULATOR: FINANCIAL SUPERVISORY AGENCY (FSA)

JURISDICTION: JAPAN

DATE: AUGUST, 1999

SUMMARY: THE CSFP, TOKYO BRANCH WAS FOUND TO HAVE
CARRIED OUT THE FOLLOWING ACTIVITIES:

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

A) CONDUCTED SYSTEMATIC EVASIONS AND OBSTRUCTIONS OF ON-SITE INSPECTIONS BY THE FINANCIAL SUPERVISORY AGENCY. SUCH IS CONSIDERED TO CONSTITUTE AN "ACT OF EVADING AND OBSTRUCTING THE INSPECTIONS" STATED IN THE BANKING LAW ARTICLE 63-3;

B) CONDUCTED BUSINESSES WHICH DEEPLY UNDERMINE THE SOUNDNESS OF THE JAPANESE FINANCIAL MARKETS AND FINANCIAL INSTITUTIONS THROUGH VOLUMINOUS REPETITIVE AND CONTINUOUS PRODUCTIONS AND SALES OF FINANCIAL PRODUCTS EXTREMELY INAPPROPRIATE FROM THE STAND POINT OF ADEQUATE DISCLOSURE OF ITS CUSTOMERS' FINANCIAL CONDITIONS. SUCH CONSTITUTES AN "ACT DETRIMENTAL TO PUBLIC INTERESTS" STATED IN THE BANKING LAW ARTICLE 27;

C) VIOLATED THE BANKING LAW ARTICLE 12, THE SECURITIES AND EXCHANGE LAW ARTICLE 65 AND OTHER RELATED LAWS BY ACTIVELY SOLICITING SUCH PRODUCTS AS STOCK PRICE LINKED BONDS THROUGH COMPILING AND EXPLAINING PROPOSALS BY THE BANK ITSELF.

BASED ON THE ABOVE FINDINGS, THE FOLLOWING ADMINISTRATIVE ACTIONS ARE TAKEN:

(1) REVOCATION OF BANK LICENSE WHICH TOOK EFFECT ON NOVEMBER 30, 1999 (PURSUANT TO THE BANKING LAW ARTICLE 27);

(2) SUSPENSION OF THE BUSINESS OF THE BRANCH FOR THE PERIOD FROM AUGUST 5, 1999 TO NOVEMBER 29, 1999, IN WHICH UNWINDING OF EXISTING TRANSACTIONS AND OPERATION INCIDENTAL THERETO ARE EXCLUDED FROM THE SCOPE OF THE SUSPENSION. (PURSUANT TO THE BANKING LAW ARTICLE 27).

Matter Name   SFA - DECEMBER 2001 - CSFB INTERNATIONAL - DECEMBER 2001 (R3)

Matter Details   REGULATORY CASE 3:

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

NAME OF ENTITY: CREDIT SUISSE FIRST BOSTON INTERNATIONAL

REGULATOR: SECURITIES AND FUTURES AUTHORITY LIMITED

JURISDICTION: UNITED KINGDOM

DATE: DECEMBER 20 2001

SUMMARY: IN OCTOBER 2000 SFA INSTITUTED DISCIPLINARY PROCEEDINGS AGAINST CREDIT SUISSE FIRST BOSTON INTERNATIONAL ("CSFB INTERNATIONAL"). THE PROCEEDINGS AROSE FROM CSFB INTERNATIONAL'S FAILURE TO ADEQUATELY SUPERVISE AND CONTROL COMPLEX DERIVATIVE TRANSACTIONS CONDUCTED BY AN EMPLOYEE WITH TWO CUSTOMERS OF THE FIRM. THE PROCEEDINGS AGAINST CSFB INTERNATIONAL WERE SETTLED BEFORE N2 WITH THE FOLLOWING OUTCOME:

•   CSFB INTERNATIONAL HAS BEEN REPRIMANDED AND FINED £400,000 AND REQUIRED TO PAY A CONTRIBUTION OF £30,600 TOWARDS SFA'S COSTS

AS A RESULT, CSFB INTERNATIONAL HAS ACCEPTED THAT THIS WAS A BREACH OF FSA PRINCIPLE 9 BY FAILING TO ORGANIZE ITS INTERNAL AFFAIRS IN A RESPONSIBLE MANNER.

Matter Name   FSA - CSFB INTERNATIONAL - DECEMBER 2002 (R4)

Matter Details REGULATORY CASE 4:

NAME OF ENTITY: CREDIT SUISSE FIRST BOSTON INTERNATIONAL

REGULATOR: FINANCIAL SERVICES AUTHORITY

JURISDICTION: UNITED KINGDOM

DATE: DECEMBER 11, 2002
SUMMARY: BETWEEN APRIL 1995 AND DECEMBER 1998, CREDIT SUISSE FINANCIAL PRODUCTS (NOW KNOWN AS

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

CREDIT SUISSE FIRST BOSTON INTERNATIONAL) ("CSFP"/"THE COMPANY") ENGAGED IN CONDUCT DESIGNED DELIBERATELY TO MISLEAD THE JAPANESE REGULATORY AND TAX AUTHORITIES AS TO THE SCOPE OF THE BUSINESS BEING CONDUCTED BY IT, OR ON ITS BEHALF, IN JAPAN AND FAILED TO ORGANIZE AND CONTROL ITS ACTIVITIES IN JAPAN IN A RESPONSIBLE MANNER. CSFP ADMITS TO THESE MATTERS AND HAS AGREED TO PAY A FINANCIAL PENALTY OF £4,000,000.

THE FSA CONSIDERS THAT CSFP BREACHED FORMER PRINCIPLES 9 AND 10 AND HAS THEREBY COMMITTED AN ACT OF MISCONDUCT WITHIN THE MEANING OF RULE 7-23A(3) OF SFA'S RULES.

Matter Name   FSA - UK - CREDIT SUISSE INTERNATIONAL - AUGUST 2008 (R5)

Matter Details   REGULATORY CASE 5:

NAME OF ENTITY: CREDIT SUISSE INTERNATIONAL

REGULATOR: FINANCIAL SERVICES AUTHORITY

JURISDICTION: UNITED KINGDOM

DATE: AUGUST 13, 2008

SUMMARY: BETWEEN 30 SEPTEMBER 2007 AND 19 FEBRUARY 2008, THE UK OPERATIONS OF CREDIT SUISSE BREACHED PRINCIPLE 2 OF THE FSA'S PRINCIPLES FOR BUSINESS BY FAILING TO CONDUCT THEIR BUSINESS WITH DUE SKILL, CARE AND DILIGENCE AND BREACHED PRINCIPLE 3 OF THE FSA'S PRINCIPLES FOR BUSINESS BY FAILING TO TAKE REASONABLE CARE TO ORGANIZE AND CONTROL THEIR AFFAIRS RESPONSIBLY AND EFFECTIVELY, WITH ADEQUATE RISK MANAGEMENT SYSTEMS.

IN BREACH OF PRINCIPLE 2, THE UK OPERATIONS OF CREDIT SUISSE FAILED TO USE THEIR CONTROLS OVER A HIGHLY COMPLEX BUSINESS EFFECTIVELY. THEY FAILED ADEQUATELY TO SUPERVISE THE COMPLEX BUSINESS OF

OMB Number   3038-0072
NFA ID   0443823   CREDIT SUISSE INTERNATIONAL
Submitted By CASALEF   FRANCINE CASALE

THE SCG WHICH REQUIRED CLOSE SUPERVISION AND DID
NOT TRANSLATE IDENTIFIED CONCERNS ABOUT THE PRICING
OF CERTAIN ASSET-BACKED POSITIONS WITHIN THE SCG
INTO TANGIBLE OR TIMELY ACTIONS.
STATUTORY AND REGULATORY PROVISIONS

THESE BREACHES RELATE TO THE PRICING OF CERTAIN
ASSET-BACKED SECURITIES HELD BY THE STRUCTURED
CREDIT GROUP ("THE SCG") WITHIN THE INVESTMENT
BANKING DIVISION OF CREDIT SUISSE. CREDIT SUISSE
ANNOUNCED ON 19 FEBRUARY 2008 THAT IT HAD IDENTIFIED
EVIDENCE OF MISMARKINGS AND PRICING ERRORS BY A
SMALL NUMBER OF TRADERS IN THE SCG, AND THAT IT WAS
THEREFORE REPRICING CERTAIN ASSET-BACKED POSITIONS.
A SIGNIFICANT PROPORTION OF THE REPRICING WAS
ATTRIBUTABLE TO POSITIONS HELD BY THE UK OPERATIONS
OF CREDIT SUISSE.
IN BREACH OF PRINCIPLE 3, THE UK OPERATIONS OF CREDIT
SUISSE FAILED TO PUT ADEQUATE SYSTEMS AND CONTROLS
IN PLACE TO DETECT IN A TIMELY MANNER THE MISMARKS
AND PRICING ERRORS THAT LED TO THE REPRICING. THEY
FAILED TO RECOGNISE UNTIL MID-FEBRUARY 2008 THAT
CERTAIN OF THE SCG'S ASSET-BACKED POSITIONS WERE
SUBSTANTIALLY OVER-VALUED.

ACCORDINGLY, FSA IMPOSES A FINANCIAL PENALTY ON THE
UK OPERATIONS OF CREDIT SUISSE IN THE AMOUNT OF £5.6
MILLION.

Matter Name   BRAZILIAN SECURITIES COMMISSION - CRDTI SUISSE
INTERNATIONAL - OCTOBER 2009 (R6)
Matter Details REGULATORY CASE 6:

NAME OF ENTITY: CREDIT SUISSE INTERNATIONAL

REGULATOR: BRAZILIAN SECURITIES COMMISSION

JURISDICTION: BRAZIL

DATE: OCTOBER 2009

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

SUMMARY:

ON OCTOBER 23, 2007 CVM, THE BRAZILIAN SECURITIES MARKET REGULATOR, CONTACTED CREDIT SUISSE INTERNATIONAL ("CSI") IN BRAZIL REGARDING AN INVESTIGATION INTO INSIDER TRADING OF EMBRAER, A BRAZILIAN AIRCRAFT MAKER. ON DECEMBER 10, 2005 CS BRAZIL WAS ENGAGED BY ONE OF THE SHAREHOLDERS OF EMBRAER TO ACT AS ITS FINANCIAL ADVISOR WITH REGARD TO A PLANNED RESTRUCTURING OF THE COMPANY. APPARENTLY INFORMATION ABOUT THE PLANNED RESTRUCTURING LEAKED TO THE MARKET, RESULTING IN AN INCREASE OF TRADING ACTIVITIES AND SHARE PRICES BETWEEN DECEMBER 2005 AND JANUARY 2006, WHEN THE PROPOSED RESTRUCTURING WAS OFFICIALLY INFORMED TO THE SHAREHOLDERS. DURING THIS TIME FRAME, CSI PURCHASED EMBRAER SHARES AT THE SÃO PAULO STOCK EXCHANGE – BOVESPA, SUBSTANTIALLY INCREASING ITS LONG POSITION IN SUCH SECURITIES. ON OCTOBER 20, 2009 CSI AND THE BRAZILIAN SECURITIES REGULATOR (CVM) AGREED TO SETTLE THE INVESTIGATION. CSI AGREED TO PAY BRL 19.2 MM TO CVM (APPROX $11 MILLION USD AT THE THEN PREVAILING RATES). THE SETTLEMENT AGREEMENT WAS EXECUTED BY CS ON JAN. 11, 2010.

Matter Name   FSA - (UK) CREDIT SUISSE INTERNATIONAL - APRIL 2010 - (R7)

Matter Details   REGULATORY CASE 7:

NAME OF ENTITY: CREDIT SUISSE INTERNATIONAL

REGULATOR: FINANCIAL SERVICES AUTHORITY

JURISDICTION: UNITED KINGDOM

DATE: APRIL 8, 2010

SUMMARY: BETWEEN 5 NOVEMBER 2007 AND 20 NOVEMBER 2008, CREDIT SUISSE BREACHED CHAPTER 17 OF THE SUPERVISION MANUAL, WHICH IS PART OF THE FSA HANDBOOK (SUP 17) IN THAT IT FAILED TO SUBMIT ACCURATE TRANSACTION REPORTS IN RESPECT OF APPROXIMATELY 40

OMB Number   3038-0072

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

Submitted By   CASALEF   FRANCINE CASALE

MILLION TRANSACTIONS.

ACCORDINGLY, THE FSA IMPOSES A FINANCIAL PENALTY ON THE FIRM IN THE AMOUNT OF £1.75 MILLION.

Matter Name   BRAZILIAN SECURITIES COMMISSION - CREDIT SUISSE INTERNATIONAL - BRAZIL - DECEMBER 2010 (R13)

Matter Details   REGULATORY CASE 13:

NAME OF ENTITY: CREDIT SUISSE INTERNATIONAL

REGULATOR: BRAZILIAN SECURITIES COMMISSION

JURISDICTION: BRAZIL

DATE: DECEMBER 2010

SUMMARY:

THIS IS AN INSIDER TRADING INVESTIGATION INITIATED BY THE BRAZILIAN SECURITIES REGULATOR AGAINST CS INTERNATIONAL. ON NOVEMBER 30, 2010 CS INTERNATIONAL AND ANOTHER CS ENTITY, CS PROPRIO FUND WERE FINED ~USD 15 MILLION FOR INSIDER TRADING. WE APPEALED THE DECISION AND THE CASE IS PENDING DECISION.

Amendment 1 and 2 - June 10, 2013

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION I CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: CASALEF

FILED ON: 6/10/2013 1:31:00 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	CASALEF
FILED ON:	6/10/2013 1:31:00 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Amendments 3, 4 and 5 - November 22, 2013

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	CASALEF
FILED ON:	11/22/2013 9:58:22 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

FIRM REGULATORY DISCLOSURE QUESTION H CHANGED

QUESTION: **Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?**

ANSWER: YES

FILED BY: CASALEF

FILED ON: 11/22/2013 9:59:41 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	CASALEF
FILED ON:	11/22/2013 9:59:41 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Amendments 6 and 7 - May 15, 2014

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0443823   CREDIT SUISSE INTERNATIONAL

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	FRANCINE
LAST NAME:	CASALE
TITLE:	ASSISTANT VICE PRESIDENT
STREET ADDRESS 1:	11 MADISON AVENUE
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10010
PHONE NUMBER:	212-538-9635
FAX NUMBER:	212-322-0272
E-MAIL ADDRESS:	FRANCINE.CASALE@CREDIT-SUISSE.COM
FILED BY:	BONNETL1
FILED ON:	5/15/2014 4:45:42 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Business Locations (3R)   Page   1

Filed	May 15, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	LORRAINE BONNET	**User ID**	BONNETL1

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	MARK.HART@CREDIT-SUISSE.COM



Filed	May 15, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	LORRAINE BONNET	**User ID**	BONNETL1

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Filed	May 15, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	LORRAINE BONNET	**User ID**	BONNETL1

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

CHRISTOPHER CARPMAEL
MANAGING DIRECTOR
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 3713
Fax: 44 207888 0908
E-mail: CHRIS.CARPMAEL@CREDIT-SUISSE.COM

Filed	May 15, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	LORRAINE BONNET	**User ID**	BONNETL1

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Business Locations (3R)   Page 5

Filed	May 15, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	LORRAINE BONNET	**User ID**	BONNETL1

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Filed	May 15, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	LORRAINE BONNET	**User ID**	BONNETL1

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



Amendment 8 - July 14, 2014

National Futures Association

Business Locations (3R)   Page 1

Filed	July 14, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE
	LONDON E14 4QJ
	UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	MARK.HART@CREDIT-SUISSE.COM



National Futures Association

Filed	July 14, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Filed	July 14, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

SEAN DRISCOL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Filed	July 14, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Filed   July 14, 2014   **OMB Number**   3038-0072

Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823

Submitted By TRISHA GRANT   **User ID**   GRANTT2

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

National Futures Association

Business Locations (3R)   Page 6

Filed	July 14, 2014	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



Amendment 9 - January 9, 2015

National Futures Association

Business Locations (3R)

Filed	January 09, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	MARK.HART@CREDIT-SUISSE.COM

Filed	January 09, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Filed	January 09, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

Filed	January 09, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Filed	January 09, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Filed	January 09, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



Amendment 10 - April 14, 2015

National Futures Association

Business Locations (3R)   Page   1

Filed	April 14, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE
	LONDON E14 4QJ
	UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	MARK.HART@CREDIT-SUISSE.COM



Filed	April 14, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Filed   April 14, 2015   **OMB Number**   3038-0072
Registrant   CREDIT SUISSE INTERNATIONAL **NFA ID**   0443823
Submitted By   TRISHA GRANT   **User ID**   GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
11 MADISON AVENUE
24TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

Filed	April 14, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Filed   April 14, 2015   **OMB Number** 3038-0072
Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823
Submitted By   TRISHA GRANT   **User ID**   GRANTT2

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
1 MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
1 MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

National Futures Association

Filed	April 14, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



Amendments 11 and 12 - May 13, 2015



National Futures Association

Business Locations (3R)

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9 TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

JOSEPH AJIBESIN
VICE PRESIDENT
ONE MADISON AVE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 6610
E-mail: JOSEPH.AJIBESIN@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
1 MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
1 MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

National Futures Association

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.



National Futures Association

Business Locations (3R)   Page 2

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
17 COLUMBUS COURTYARD
LONDON E14 4DA
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

JOSEPH AJIBESIN
VICE PRESIDENT
ONE MADISON AVE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 6610
E-mail: JOSEPH.AJIBESIN@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Filed	May 13, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Filed   May 13, 2015   **OMB Number**   3038-0072
Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823
Submitted By TRISHA GRANT   **User ID**   GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Amendment 13 - May 20, 2015

Filed	May 20, 2015	OMB Number	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	NFA ID	0443823
Submitted By	TRISHA GRANT	User ID	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.



Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES



Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
17 COLUMBUS COURTYARD
LONDON E14 4DA
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

National Futures Association

Business Locations (3R)   Page 4

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

JOSEPH AJIBESIN
VICE PRESIDENT
ONE MADISON AVE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 6610
E-mail: JOSEPH.AJIBESIN@CREDIT-SUISSE.COM

Chief Compliance Officer

MARK HART
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

MARK HART
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207888 4681
E-mail: MARK.HART@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

JOSEPH AJIBESIN
VICE PRESIDENT
ONE MADISON AVE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 1 212 325 6610
E-mail: JOSEPH.AJIBESIN@CREDIT-SUISSE.COM

National Futures Association

Business Locations (3R)   Page 7

Filed	May 20, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Amendment 14 - June 1, 2015

National Futures Association

Filed	June 01, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address   1 CABOT SQUARE
                              LONDON E14 4QJ
                              UNITED KINGDOM

Phone Number   44 207888 1600

Fax Number   Not provided.

E-mail Address   Not provided.



Filed	June 01, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Filed	June 01, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
17 COLUMBUS COURTYARD
LONDON E14 4DA
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

Filed	June 01, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

JOSEPH AJIBESIN
VICE PRESIDENT
ONE MADISON AVE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 6610
E-mail: JOSEPH.AJIBESIN@CREDIT-SUISSE.COM

Chief Compliance Officer

JOSEPH SCORDATO
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE MADISON AVE
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 9895
E-mail: JOSEPH.SCORDATO@CREDIT-SUISSE.COM

Filed	June 01, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

JOSEPH AJIBESIN
VICE PRESIDENT
ONE MADISON AVE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 1 212 325 6610
E-mail: JOSEPH.AJIBESIN@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

JOSEPH SCORDATA
CHIEF COMPLIANCE OFFICER
ONE MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 9895
E-mail: JOSEPH.SCORDATO@CREDIT-SUISSE.COM

Filed   June 01, 2015   **OMB Number**   3038-0072

Registrant   CREDIT SUISSE INTERNATIONAL **NFA ID**   0443823

Submitted By   TRISHA GRANT   **User ID**   GRANTT2

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Filed	June 01, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Amendments 15 and 16 - November 4, 2015

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOSEPH
LAST NAME:	AJIBESIN
TITLE:	VICE PRESIDENT
STREET ADDRESS 1:	ONE MADISON AVE
STREET ADDRESS 2:	9TH FLOOR
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10010
PHONE NUMBER:	1 212 325 6610
FAX NUMBER:	
E-MAIL ADDRESS:	JOSEPH.AJIBESIN@CREDIT-SUISSE.COM
FILED BY:	GRANTT2
FILED ON:	11/4/2015 1:14:25 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.



National Futures Association

Business Locations (3R)

Filed	November 04, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.



National Futures Association

Business Locations (3R)

Filed	November 04, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Filed	November 04, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

JASON FORRESTER
MANAGING DIRECTOR
17 COLUMBUS COURTYARD
LONDON E14 4DA
UNITED KINGDOM
Phone: 44 20 7883 0754
E-mail: JASON.FORRESTER@CREDIT-SUISSE.COM

Filed	November 04, 2015	**OMB Number**	3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Chief Compliance Officer

JOSEPH SCORDATO
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE MADISON AVE
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 9895
E-mail: JOSEPH.SCORDATO@CREDIT-SUISSE.COM

Filed   November 04, 2015   **OMB Number**   3038-0072
Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823
Submitted By   TRISHA GRANT   **User ID**   GRANTT2

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

JOSEPH SCORDATA
CHIEF COMPLIANCE OFFICER
ONE MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES
Phone: 212 325 9895
E-mail: JOSEPH.SCORDATO@CREDIT-SUISSE.COM

Filed   November 04, 2015   **OMB Number**   3038-0072

Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823

Submitted By   TRISHA GRANT   **User ID**   GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.



Amendment 17 - November 18, 2015

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:
Form 7-R
FCM   0.5 hours
SD   1.0 hours
MSP   1.0 hours
RFED   0.5 hours
IB   0.4 hours
CPO   0.4 hours
CTA   0.4 hours
FT   0.5 hours

Form 3-R   0.1 hours
Form 7-W   0.1 hours
Form 8-R   0.8 hours
Form 8-T   0.2 hours

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Form 8-W   0.1 hours.



Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Exemption Categories

INTRODUCING BROKER



Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON, E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	WWW.CREDIT-SUISSE.COM
Federal EIN	WJ0001444
CRD ID	Not provided.
Other Names	CREDIT SUISSE FINANCIAL PRODUCTS CREDIT SUISSE FIRST BOSTON INTERNATIONAL

Regulator Information

Non-U.S. Regulator Information

FINANCIAL CONDUCT AUTHORITY (FCA)
PRUDENTIAL REGULATION AUTHORITY (PRA)

National Futures Association

Part 30.5 Exemption   Page   7

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Agent Information

A Registered Futures Commission Merchant through which the applicant does business.



National Futures Association

Part 30.5 Exemption   Page 8

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Doing Business With

0002397 CREDIT SUISSE SECURITIES USA LLC



Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Exempt Foreign Firm Contact

ANDREW BELLWOOD
PRIME DERIVATIVES SERVICES EMEA COO
1 CABOT SQUARE
LONDON, E14 4QJ
UNITED KINGDOM
Phone: 44 207883 6512
E-mail: ANDREW.BELLWOOD@CREDIT-SUISSE.COM

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

National Futures Association

Part 30.5 Exemption   Page   11

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

National Futures Association

Part 30.5 Exemption

Page 12

Filed	November 18, 2015	**OMB Number**	3038-0072
Applicant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

Amendments 18 and 19 - August 10, 2016

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOSEPH
LAST NAME:	SCORDATA
TITLE:	CHIEF COMPLIANCE OFFICER
STREET ADDRESS 1:	ONE MADISON AVENUE
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10010
PHONE NUMBER:	212 325 9895
FAX NUMBER:	
E-MAIL ADDRESS:	JOSEPH.SCORDATO@CREDIT-SUISSE.COM
FILED BY:	GRANTT2
FILED ON:	8/10/2016 9:39:22 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.

Business Locations (3R)   Page 2

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Contact Information

Registration Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Membership Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Accounting Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

Exempt Foreign Firm Contact

ANDREW BELLWOOD
PRIME DERIVATIVES SERVICES EMEA COO
1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 6512
E-mail: ANDREW.BELLWOOD@CREDIT-SUISSE.COM

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Chief Compliance Officer

JAMES COULSON
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

JAMES COULSON
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

SEAN DRISCOLL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-325-4402
E-mail: SEAN.DRISCOLL@CREDIT-SUISSE.COM

National Futures Association

Business Locations (3R)   Page 7

Filed	August 10, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete
and accurate and that in the light of the circumstances under which the applicant, registrant or
sponsor has given them, the answers and statements in the Form 3-R are not misleading in any
material respect; certification that the person who electronically files the Form 3-R on behalf of
the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file
the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required
certifications and acknowledgements; and acknowledgement that the applicant, registrant or
sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18
U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Amendments 20 and 21 - May 9, 2017

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	SEAN
LAST NAME:	DRISCOLL
TITLE:	DIRECTOR
STREET ADDRESS 1:	ONE MADISON AVENUE
STREET ADDRESS 2:	9TH FLOOR
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10010
PHONE NUMBER:	212-325-4402
FAX NUMBER:	
E-MAIL ADDRESS:	SEAN.DRISCOLL@CREDIT-SUISSE.COM
FILED BY:	GRANTT2
FILED ON:	5/9/2017 12:59:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	May 09, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.

Business Locations (3R)   Page 2

Filed	May 09, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Business Locations (3R)   Page 3

Filed   May 09, 2017   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823
Submitted By TRISHA GRANT   **User ID**   GRANTT2

Contact Information

Registration Contact

ALFRED NUNN
VICE PRESIDENT
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Membership Contact

ALFRED NUNN
VICE PRESIDENT
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Accounting Contact

ALFRED NUNN
VICE PRESIDENT
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Filed	May 09, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

ALFRED NUNN
VICE PRESIDENT
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Exempt Foreign Firm Contact

ANDREW BELLWOOD
PRIME DERIVATIVES SERVICES EMEA COO
1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 6512
E-mail: ANDREW.BELLWOOD@CREDIT-SUISSE.COM

Filed   May 09, 2017   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   CREDIT SUISSE INTERNATIONAL **NFA ID**   0443823
Submitted By   TRISHA GRANT   **User ID**   GRANTT2

Chief Compliance Officer

JAMES COULSON
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

ALFRED NUNN
VICE PRESIDENT
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
ONE MADISON AVENUE
9TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Filed	May 09, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Enforcement/Compliance Communication Contact

JAMES COULSON
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

National Futures Association

Filed	May 09, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	TRISHA GRANT	**User ID**	GRANTT2

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Amendments 22 and 23 - February 27, 2019

National Futures Association

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.

National Futures Association

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Contact Information

Registration Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Membership Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Accounting Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Exempt Foreign Firm Contact

ANDREW BELLWOOD
PRIME DERIVATIVES SERVICES EMEA COO
1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 6512
E-mail: ANDREW.BELLWOOD@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Chief Compliance Officer

JAMES COULSON
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

JAMES COULSON
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
DIRECTOR
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and
accurate and that in light of the circumstances under which the applicant, registrant or sponsor
has given them, the answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on behalf of the
applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the
update on behalf of the applicant, registrant or sponsor and to make all required certifications
and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is
subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001
for any false statements or omissions made in the update.

Business Locations   Page   1

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Business Information

Business Address	1 CABOT SQUARE LONDON E14 4QJ UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided.
E-mail Address	Not provided.

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Location of Business Records

Business Records Address

1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

U.S. Address for Production of Business Records

CREDIT SUISSE SECURITIES (USA) LLC
11 MADISON AVENUE
NEW YORK, NY 10010
UNITED STATES

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Contact Information

Registration Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Membership Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Accounting Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Arbitration Contact

DAMIAN BISSEKER
DIRECTOR
ONE CABOT SQUARE
LONDON
UNITED KINGDOM
Phone: 44 207888 2029
Fax: 44 207888 8085
E-mail: DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Exempt Foreign Firm Contact

ANDREW BELLWOOD
PRIME DERIVATIVES SERVICES EMEA COO
1 CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 207883 6512
E-mail: ANDREW.BELLWOOD@CREDIT-SUISSE.COM

Filed   February 27, 2019   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   CREDIT SUISSE INTERNATIONAL   **NFA ID**   0443823

Submitted By KELLI FOX   **User ID**   FOXK2

Chief Compliance Officer

JAMES COULSON
CHIEF COMPLIANCE OFFICER - MANAGING DIR.
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

MICHELE VAN TASSEL
MANAGING DIRECTOR
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-4184
E-mail: MICHELE.VANTASSEL@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact

JAMES COULSON
CHIEF COMPLIANCE OFFICER
ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM
Phone: 44 20 7883 4681
E-mail: JAMES.COULSON@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Enforcement/Compliance Communication Contact

ALFRED NUNN
VICE PRESIDENT
11 MADISON AVENUE
11TH FLOOR
NEW YORK, NY 10010
UNITED STATES
Phone: 212-538-6648
E-mail: ALFRED.NUNN@CREDIT-SUISSE.COM

Filed	February 27, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	CREDIT SUISSE INTERNATIONAL	**NFA ID**	0443823
Submitted By	KELLI FOX	**User ID**	FOXK2

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT
SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and
accurate and that in light of the circumstances under which the applicant, registrant or sponsor
has given them, the answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on behalf of the
applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the
update on behalf of the applicant, registrant or sponsor and to make all required certifications
and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is
subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001
for any false statements or omissions made in the update.

Amendment 24 - March 5, 2020

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

U.S. REGULATOR INFORMATION ADDED

U.S REGULATOR(S): THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

FILED BY: SANCHEZC2

FILED ON: 3/5/2020 10:28:29 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

Amendments 25 and 26 - October 4, 2021

Firm Business Locations

Filed on October 04, 2021

NFA ID 0443823 CREDIT SUISSE INTERNATIONAL
Submitted by LORRAINE BONNET (BONNETL1)

Business Information

Street Address 1	**1 CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone Number	**44 207888 1600**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**WWW.CREDIT-SUISSE.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**ANDREW**
Last Name	**BELLWOOD**
Title	**PRIME DERIVATIVES SERVICES EMEA COO**
Street Address 1	**1 CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone	**44 207883 6512**
Email	**ANDREW.BELLWOOD@CREDIT-SUISSE.COM**

Location of Business Records

Street Address 1	**1 CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Enforcement/Compliance Communication Contact Information

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

First Name	**NITABEN**
Last Name	**PATEL**
Title	**CCO**
Street Address 1	**ONE CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone	**44 2078830624**
Email	**NITA.PATEL@CREDIT-SUISSE.COM**

First Name	**MICHELE**
Last Name	**VAN TASSEL**
Title	**MANAGING DIRECTOR**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-4184**
Email	**MICHELE.VANTASSEL@CREDIT-SUISSE.COM**

Membership Contact Information

Membership Contact

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Accounting Contact

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Arbitration Contact

First Name	**DAMIAN**
Last Name	**BISSEKER**
Title	**DIRECTOR**
Street Address 1	**ONE CABOT SQUARE**
City	**LONDON**
Country	**UNITED KINGDOM**
Phone	**44 207888 2029**
Fax	**44 207888 8085**
Email	**DAMIAN.BISSEKER@CREDIT-SUISSE.COM**

Compliance Contact

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Chief Compliance Officer Contact

First Name	**JAMES**
Last Name	**COULSON**
Title	**CHIEF COMPLIANCE OFFICER - MANAGING DIR.**
Street Address 1	**ONE CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone	**44 20 7883 4681**
Email	**JAMES.COULSON@CREDIT-SUISSE.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JAMES
LAST NAME:	COULSON
TITLE:	CHIEF COMPLIANCE OFFICER
STREET ADDRESS 1:	ONE CABOT SQUARE
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	LONDON
STATE:	
PROVINCE:	
COUNTRY:	UNITED KINGDOM
ZIP CODE:	E14 4QJ
PHONE NUMBER:	44 20 7883 4681
FAX NUMBER:	
E-MAIL ADDRESS:	JAMES.COULSON@CREDIT-SUISSE.COM
FILED BY:	BONNETL1
FILED ON:	10/4/2021 9:05:47 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.



Current Principal List

NFA ID: 0443823   CREDIT SUISSE INTERNATIONAL

as of 9/19/2022 8:39:50 AM

NFA ID	Name	Status	Effective Date
0350712	AGKPO, HIPPOLYTE GEORGES	PENDING	08/16/2022
0453466	CREDIT SUISSE AG	APPROVED	12/15/2012
0456539	CREDIT SUISSE GROUP AG	APPROVED	01/08/2013
0510400	DEVINE, JOHN	APPROVED	11/27/2018
		PENDING	10/17/2018
0536320	HONOLD, DORIS	APPROVED	04/06/2021
		PENDING	03/01/2021
0485770	HORNE, CHRISTOPHER	APPROVED	05/29/2015
		PENDING	05/20/2015
0549841	JENKINS, EDWARD	PENDING	09/07/2022
0549838	JONES, DAVID ROGER	APPROVED	08/17/2022
		PENDING	06/27/2022
0496948	MATHERS, DAVID RICHARD	APPROVED	06/16/2016
		PENDING	05/27/2016
0454834	MEDDINGS, RICHARD HENRY	APPROVED	09/14/2022
		PENDING	08/03/2022
0483448	OCUINN, SHANE P	APPROVED	08/02/2022
0549885	PANG, KWOK KIT KENNETH	APPROVED	09/08/2022
		PENDING	09/06/2022
0497615	PATEL, NITABEN	APPROVED	10/27/2021
		PENDING	07/09/2021
0504144	WADDINGTON, CAROLINE	APPROVED	06/27/2017
		PENDING	06/07/2017



Principal Information

Individual Information

NFA ID	0350712
Name	AGKPO, HIPPOLYTE GEORGES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	08-16-2022

NFA ID	0550108
Name	DAVIES, DEBRA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	09-22-2022

NFA ID	0510400
Name	DEVINE, JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-27-2018

NFA ID	0536320
Name	HONOLD, DORIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-06-2021

NFA ID	0485770
Name	HORNE, CHRISTOPHER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2015

NFA ID	0549841
Name	JENKINS, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	09-07-2022

NFA ID	0549838
Name	JONES, DAVID ROGER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-17-2022

NFA ID	0496948
Name	MATHERS, DAVID RICHARD
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-16-2016

NFA ID	0454834
Name	MEDDINGS, RICHARD HENRY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-14-2022

NFA ID	0483448
Name	OCUINN, SHANE P
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2022

NFA ID	0549885
Name	PANG, KWOK KIT KENNETH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	09-08-2022
NFA ID	0497615
Name	PATEL, NITABEN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2021
NFA ID	0504144
Name	WADDINGTON, CAROLINE
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2017

Holding Company Information

NFA ID	0453466
Full Name	CREDIT SUISSE AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-15-2012
NFA ID	0456539
Full Name	CREDIT SUISSE GROUP AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	01-08-2013

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on October 07, 2022
NFA ID 0443823 CREDIT SUISSE INTERNATIONAL
Submitted by ELIZABETH KURIYAMA (KURIYAMAE1)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by OTHER FEDERAL AGENCY: COMMODITY FUTURES TRADING COMMISSION

Case Information
Case Number   CFTC DOCKET NO. 22-47
Case Status   FINAL
Date Resolved   September 2022
Sanctions imposed
RESTRICTIONS/CONDITIONS

Comments

Allegations against CSSU and CSI include failure to maintain required records and failure to diligently supervise matters related to CSSU's and CSI's businesses as CFTC registrants. THE SETTLEMENT ORDER HAS THE FOLLOWING TERMS: (1) A FINE OF $75 MILLION, WHICH WILL BE PAID BY OCTOBER 11, 2022; (2) A CEASE AND DESIST ORDER; (3) A COMPREHENSIVE REVIEW OF THE BANK'S COMPLIANCE FRAMEWORK RELATED TO THE PRESERVATION OF ELECTRONIC COMMUNICATIONS; (4) A WRITTEN REPORT OF THE FINDINGS OF THE REVIEW; (5) AN EVALUATION ONE YEAR FOLLOWING THE SUBMISSION OF THE REPORT; AND (6) A REQUIREMENT THAT THE BANK NOTIFY THE CFTC OF THE IMPOSITION OF ANY DISCIPLINE RELATED TO THE VIOLATION OF THE BANK'S POLICIES CONCERNING ELECTRONIC COMMUNICATIONS FOR A TWO-YEAR PERIOD.

Supporting Documentation

Description	CFTC SETTLEMENT SEPTEMBER 27, 2022
File Name	CFTC Enforcement Order 2247.pdf



Principal Information

Individual Information

NFA ID	0350712
Name	AGKPO, HIPPOLYTE GEORGES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2022

NFA ID	0550108
Name	DAVIES, DEBRA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	09-22-2022

NFA ID	0510400
Name	DEVINE, JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-27-2018

NFA ID	0536320
Name	HONOLD, DORIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-06-2021

NFA ID	0485770
Name	HORNE, CHRISTOPHER
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2015

NFA ID	0549841
Name	JENKINS, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	PENDING
Effective Date	09-07-2022

NFA ID	0549838
Name	JONES, DAVID ROGER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-17-2022

NFA ID	0454834
Name	MEDDINGS, RICHARD HENRY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-14-2022

NFA ID	0483448
Name	OCUINN, SHANE P
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2022

NFA ID	0549885
Name	PANG, KWOK KIT KENNETH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-08-2022

NFA ID	0497615
Name	PATEL, NITABEN
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED

Effective Date	10-27-2021
NFA ID	0504144
Name	WADDINGTON, CAROLINE
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2017

Holding Company Information

NFA ID	0453466
Full Name	CREDIT SUISSE AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-15-2012
NFA ID	0456539
Full Name	CREDIT SUISSE GROUP AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	01-08-2013

Filed on February 23, 2023

NFA ID 0443823 CREDIT SUISSE INTERNATIONAL
Submitted by ELIZABETH KURIYAMA (KURIYAMAE1)

Business Information

Street Address 1	1 CABOT SQUARE
City	LONDON
Zip/Postal Code	E14 4QJ
Country	UNITED KINGDOM
Phone Number	44 207888 1600
Fax Number	Not provided
Email	Not provided
Website/URL	WWW.CREDIT-SUISSE.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	ANDREW
Last Name	BELLWOOD
Title	PRIME DERIVATIVES SERVICES EMEA COO
Street Address 1	1 CABOT SQUARE
City	LONDON
Zip/Postal Code	E14 4QJ
Country	UNITED KINGDOM
Phone	44 207883 6512
Email	ANDREW.BELLWOOD@CREDIT-SUISSE.COM

Location of Business Records

Street Address 1	1 CABOT SQUARE
City	LONDON
Zip/Postal Code	E14 4QJ
Country	UNITED KINGDOM

Registration Contact Information

First Name	ALFRED
Last Name	NUNN
Title	VICE PRESIDENT
Street Address 1	11 MADISON AVENUE
Street Address 2	11TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10010
Country	UNITED STATES
Phone	212-538-6648
Email	ALFRED.NUNN@CREDIT-SUISSE.COM

Enforcement/Compliance Communication Contact Information

First Name	ALFRED
Last Name	NUNN
Title	VICE PRESIDENT
Street Address 1	11 MADISON AVENUE
Street Address 2	11TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10010
Country	UNITED STATES
Phone	212-538-6648
Email	ALFRED.NUNN@CREDIT-SUISSE.COM

First Name	MARK J
Last Name	TAYLOR
Title	CCO
Street Address 1	ONE CABOT SQUARE
City	LONDON
Zip/Postal Code	E14 4QJ
Country	UNITED KINGDOM
Phone	44 20 7888 1700
Email	MARK.J.TAYLOR@CREDIT-SUISSE.COM

Membership Contact Information

Membership Contact
First Name	ALFRED
Last Name	NUNN
Title	VICE PRESIDENT
Street Address 1	11 MADISON AVENUE
Street Address 2	11TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10010
Country	UNITED STATES
Phone	212-538-6648
Email	ALFRED.NUNN@CREDIT-SUISSE.COM

Accounting Contact
First Name	ALFRED
Last Name	NUNN
Title	VICE PRESIDENT
Street Address 1	11 MADISON AVENUE
Street Address 2	11TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10010
Country	UNITED STATES
Phone	212-538-6648
Email	ALFRED.NUNN@CREDIT-SUISSE.COM

Arbitration Contact

First Name	DAMIAN
Last Name	BISSEKER
Title	DIRECTOR
Street Address 1	ONE CABOT SQUARE
City	LONDON
Country	UNITED KINGDOM
Phone	44 207888 2029
Fax	44 207888 8085
Email	DAMIAN.BISSEKER@CREDIT-SUISSE.COM

Compliance Contact

First Name	ALFRED
Last Name	NUNN
Title	VICE PRESIDENT
Street Address 1	11 MADISON AVENUE
Street Address 2	11TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10010
Country	UNITED STATES
Phone	212-538-6648
Email	ALFRED.NUNN@CREDIT-SUISSE.COM

Chief Compliance Officer Contact

First Name	MARK J
Last Name	TAYLOR
Title	CHIEF COMPLIANCE OFFICER MANAGING DIR
Street Address 1	ONE CABOT SQUARE
City	LONDON
Zip/Postal Code	E14 4QJ
Country	UNITED KINGDOM
Phone	44 20 7888 1700
Email	MARK.J.TAYLOR@CREDIT-SUISSE.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.



Principal Information

Individual Information

NFA ID	0350712
Name	AGKPO, HIPPOLYTE GEORGES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2022

NFA ID	0550108
Name	DAVIES, DEBRA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-28-2022

NFA ID	0510400
Name	DEVINE, JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-27-2018

NFA ID	0536320
Name	HONOLD, DORIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-06-2021

NFA ID	0485770
Name	HORNE, CHRISTOPHER
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2015

NFA ID	0549841
Name	JENKINS, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2022

NFA ID	0549838
Name	JONES, DAVID ROGER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-17-2022

NFA ID	0454834
Name	MEDDINGS, RICHARD HENRY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-14-2022

NFA ID	0483448
Name	OCUINN, SHANE P
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-02-2022

NFA ID	0549885
Name	PANG, KWOK KIT KENNETH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-08-2022

NFA ID	0536034
Name	TAYLOR, MARK JEREMY
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	PENDING

Effective Date	02-16-2023
NFA ID	0554131
Name	TODD, DAVID ANDREW THOMPSON
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	02-10-2023
NFA ID	0504144
Name	WADDINGTON, CAROLINE
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2017

Holding Company Information

NFA ID	0453466
Full Name	CREDIT SUISSE AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-15-2012
NFA ID	0456539
Full Name	CREDIT SUISSE GROUP AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	01-08-2013



Principal Information

Individual Information

NFA ID	0350712
Name	AGKPO, HIPPOLYTE GEORGES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-27-2022

NFA ID	0550108
Name	DAVIES, DEBRA
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-28-2022

NFA ID	0510400
Name	DEVINE, JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-27-2018

NFA ID	0417077
Name	EBERT, MICHAEL JOHN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-08-2023

NFA ID	0536320
Name	HONOLD, DORIS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-06-2021

NFA ID	0485770
Name	HORNE, CHRISTOPHER
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	05-29-2015

NFA ID	0549841
Name	JENKINS, EDWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2022

NFA ID	0549838
Name	JONES, DAVID ROGER
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-17-2022

NFA ID	0554298
Name	MCDONAGH, FRANCESCA JANE
TItle(s)	DIRECTOR CHIEF OPERATING OFFICER
10% or More Interest	No
Status	PENDING
Effective Date	03-02-2023

NFA ID	0454834
Name	MEDDINGS, RICHARD HENRY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	09-14-2022

NFA ID	0483448
Name	OCUINN, SHANE P
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No

Status	APPROVED
Effective Date	08-02-2022

NFA ID	0549885
Name	PANG, KWOK KIT KENNETH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-08-2022

NFA ID	0536034
Name	TAYLOR, MARK JEREMY
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-27-2023

NFA ID	0554131
Name	TODD, DAVID ANDREW THOMPSON
TItle(s)	DIRECTOR
10% or More Interest	No
Status	PENDING
Effective Date	02-10-2023

NFA ID	0504144
Name	WADDINGTON, CAROLINE
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-27-2017

Holding Company Information

NFA ID	0453466
Full Name	CREDIT SUISSE AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	12-15-2012

NFA ID	0456539
Full Name	CREDIT SUISSE GROUP AG
10% or More Interest	Yes
Status	APPROVED
Effective Date	01-08-2013

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on July 06, 2023

NFA ID 0443823 CREDIT SUISSE INTERNATIONAL
Submitted by LORRAINE BONNET (BONNETL1)

Business Information

Street Address 1	**1 CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone Number	**44 207888 1600**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**WWW.CREDIT-SUISSE.COM**
CRD/IARD ID	**Not provided**

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	**ANDREW**
Last Name	**BELLWOOD**
Title	**PRIME DERIVATIVES SERVICES EMEA COO**
Street Address 1	**1 CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone	**44 207883 6512**
Email	**ANDREW.BELLWOOD@CREDIT-SUISSE.COM**

Location of Business Records

Street Address 1	**1 CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**

Registration Contact Information

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

OMB Numbers 3038-0023 (exp. September 30, 2023) & 3038-0072 (exp. September 30, 2023)

Page 4 of 9

Enforcement/Compliance Communication Contact Information

First Name	**ALFRED**
Last Name	**NUNN**
Title	**VICE PRESIDENT**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

First Name	**AMY**
Last Name	**VEITCH**
Title	**CCO**
Street Address 1	**ONE CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone	**44 20 7888 1723**
Email	**AMY.VEITCH@CREDIT-SUISSE.COM**

Membership Contact Information

Membership Contact

First Name	**ALFRED**
Last Name	**NUNN**
Title	**DIRECTOR**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Accounting Contact

First Name	**ALFRED**
Last Name	**NUNN**
Title	**DIRECTOR**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Arbitration Contact

First Name	**DAMIAN**
Last Name	**BISSEKER**
Title	**DIRECTOR**
Street Address 1	**ONE CABOT SQUARE**
City	**LONDON**
Country	**UNITED KINGDOM**
Phone	**44 207888 2029**
Fax	**44 207888 8085**
Email	**DAMIAN.BISSEKER@CREDIT-SUISSE.COM**

Compliance Contact

First Name	**ALFRED**
Last Name	**NUNN**
Title	**DIRECTOR**
Street Address 1	**11 MADISON AVENUE**
Street Address 2	**11TH FLOOR**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10010**
Country	**UNITED STATES**
Phone	**212-538-6648**
Email	**ALFRED.NUNN@CREDIT-SUISSE.COM**

Chief Compliance Officer Contact

First Name	**AMY**
Last Name	**VEITCH**
Title	**CHIEF COMPLIANCE OFFICER MANAGING DIR**
Street Address 1	**ONE CABOT SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 4QJ**
Country	**UNITED KINGDOM**
Phone	**44 20 7888 1723**
Email	**AMY.VEITCH@CREDIT-SUISSE.COM**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on July 10, 2023

NFA ID 0443823 CREDIT SUISSE INTERNATIONAL
Submitted by ABIGAIL SCHMIDT (SCHMIDTA2)

Holding Company Information

NFA ID	**NOT ASSIGNED**
Full Name	**UBS GROUP AG**
10% or More Interest	**Yes**
Country	**SWITZERLAND**

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0443823   CREDIT SUISSE INTERNATIONAL

HOLDING COMPANY DELETED FOR ID 0456539

NFA ID:	0456539 CREDIT SUISSE GROUP AG
10% OR MORE INTEREST:	YES
FILED BY:	ABIGAIL SCHMIDT - SCHMIDTA2
FILED ON:	7/10/2023 3:27:36 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.